[redacted]

08031647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RenCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
780 3rd Avenue, 15th Floor
(No. and Street)

NEW YORK, (City) **NY** (State) **10017** (Zip Code)

PROCESSED
APR 30 2008
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wayne Ellison **(212) 824-1090**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

SEC Mail Processing Section
APR 07 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Ellison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RenCap Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

DIONNE PLUMMER
Notary Public, State of New York
No. 01PL6156513
Qualified in Bronx County
Commission Expires Nov. 27, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2007
with Report of Independent Registered Public Accounting Firm

A report of independent registered public accounting firm on internal control have been bound and separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

to the stockholder and Board of Directors of RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 27, 2008

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 4,728,917
Receivables from clearing broker	12,781,396
Due from affiliates	2,370,860
Fixed assets, net	329,584
Deferred income taxes	93,136
Other assets	460,842
Total assets	$ 20,764,735
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation payable	$ 6,089,335
Other accounts payable and accrued expenses	750,209
Income taxes payable	296,428
Due to affiliates	5,418,224
Total Liabilities	12,554,196
Total Stockholder's equity	8,210,539
Total liabilities and stockholder's equity	$ 20,764,735

See the accompanying notes to the statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

RenCap Securities (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the Parent are consolidated in the financial statements of the holding company, Renaissance Capital Holding Limited ("RCHL"). RCHL is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities transactions

Securities transactions and expenses are recorded on a trade date basis.

Fixed assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Income taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes.

Notes to Statement of Financial Condition

December 31, 2007

2. Significant Accounting Policies (continued)

Income taxes (continued)

Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*—an interpretation of FASB Statement No. 109, *Accounting for Income Taxes*. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. On February 1, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, deferring the effective date of FIN 48, for certain nonpublic enterprises (as defined by paragraph 289 of FASB Statement No. 109). The FSP defers the effective date of FIN 48 for eligible entities until annual financial statements for fiscal years beginning after December 15, 2007. The Company is eligible for the effective deferral in the FSP. Management is evaluating the implications of FIN 48 and its impact on financial statements has not yet been determined.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year.

3. Net Capital and Other Regulatory Requirements

The Company is a member of FINRA, and is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital ("net capital ratio") both as defined in the rule, shall not exceed 15 to 1.

Notes to Statement of Financial Condition

December 31, 2007

3. Net Capital and Other Regulatory Requirements (continued)

The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Pursuant to the Company's agreement with FINRA, the Company must maintain 120% of its SEC minimum net capital requirement. At December 31, 2007, the Company had net capital of approximately $4.4 million which was approximately $3.5 million, in excess of the required net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Penson Financial Services, Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. At December 31, 2007 the total amount due from Penson Financial Services, Inc. was approximately $12.8 million.

5. Fixed assets

Fixed assets at December 31, 2007 consist of the following:

Equipment	$ 708,188
Leasehold improvements	79,277
Computer software	73,804
Furniture and fixtures	60,580
	921,849
Less accumulated depreciation and amortization	592,265
	$ 329,584

Notes to Statement of Financial Condition

December 31, 2007

6. Income taxes

The deferred income taxes are provided for the differences between the tax bases of fixed assets and their reported amounts for financial statement purposes. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse.

At December 31, 2007, net deferred tax assets of $93,136 are primarily attributed to differences in depreciation.

7. Related Party Transactions

Commission and brokerage income are earned by the Company for extending the affiliate's purchases and sales of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian equity market. Related trades are executed on an agency basis. The Company is compensated on a "cost plus" method and as a result a portion of the earned commission and brokerage income is retroceded to a foreign affiliate. Included in due to affiliates on the Statement of Financial Condition is approximately $4.6 million related to this cost plus arrangement. Also included in due to affiliates are approximately $774 thousand in costs that are paid on behalf of the Company.

Amounts due from affiliate generally arise from costs paid by the Company on behalf of its affiliates. At December 31, 2007, this amounted to approximately $208 thousand. The remaining balance of approximately $2.1 million is commissions owed to the Company.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under a non cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2007 are as follows:

2008	$ 726,615
2009	663,120
2010	599,625
2011	599,625
2012	615,000
Thereafter	3,013,500
	$ 6,217,485

The operating lease expires in August 2017 and is subject to escalations.

Notes to Statement of Financial Condition

December 31, 2007

8. Commitments, Contingent Liabilities and Concentration of Credit Risk (continued)

Pursuant to a clearing agreement with Penson Financial Services, Inc., the Company introduces all of its domestic securities transactions to its clearing broker on a fully disclosed basis.

The Company applies the provision of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2007, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2007 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts.

Trades during 2007 were executed on an agency basis.

The Company maintains its cash balances with one major financial institution. The balances held at this location are in excess of federal insurance limits.

9. Fair value of financial instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables), approximates their carrying value.

10. Incentive Compensation Plans

Certain employees of the Company participate in the RCHL's various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred cash, equity of RCHL, and equity tracker awards which are subject to certain vesting provisions, none of which were met at December 31, 2007. Once met, such amounts are expensed over the vesting period.

END